United States
          SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 2006
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.15

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  July 31, 2003

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

  The Dreyfus/Laurel Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Independent Accountants' Report



The Board of Trustees of
The Dreyfus/Laurel Funds Trust


We have examined management's assertion, included in the accompanying Management Assertion Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust (comprised of Dreyfus Premier Managed Income Fund, Dreyfus Premier Limited Term High Yield Fund and Dreyfus Premier Core Value
Fund) (the "Funds") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003 and with respect to agreement of security purchases and sales, for the period from May 31, 2003 (the date of our last examination) through July 31, 2003:
1)	Examination of Mellon Bank N.A.'s (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2)	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3)	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1) and 2) above;
4)	Reconciliation between the Funds' accounting records and
the custody records as
of July 31, 2003 and verified reconciling items;
5)	Agreement of pending trade activity for each Fund as of
July 31, 2003 to its corresponding subsequent cash statements;
6)	Agreement of Dreyfus Family of Funds' trade tickets for
ten purchases and five sales or maturities for the period May 31, 2003 (the date of our last examination) through July 31, 2003, to the books and records of the Funds noting that they had been properly recorded and subsequently settled;
7)	Confirmation of all repurchase agreements with brokers/
banks and agreement of underlying collateral with the Custodian's records;
8)	We reviewed Mellon Global Securities Services Report on
Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2002 through December 31, 2002 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9)	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2003 through July 31, 2003.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel
Funds Trust complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of
July 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Dreyfus/Laurel Funds Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
New York, New York

October 20, 2003


October 20, 2003




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds Trust (comprised of Dreyfus Premier Managed Income Fund, Dreyfus Premier Limited Term High Yield Fund and Dreyfus Premier Core Value Fund) (the "Funds"), is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2003 and from May 31, 2003 through July 31, 2003.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 and from May 31, 2003 through July 31, 2003 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust




James Windels
Treasurer